Mail Stop 4561
								February 17, 2006

By U.S. Mail and Facsimile to (336) 733-0118

Christopher L. Henson
Senior Executive Vice President & Chief Financial Officer
BB&T Corporation
200 West Second Street
Winston-Salem, North Carolina 27101


Re:	BB&T Corporation
	Form 10-K for Fiscal Year Ended December 31, 2004
	Forms 10-Q for Fiscal 2005
	File No. 001-10853

Dear Mr. Henson:

      We have reviewed your response filed with the Commission on January 30, 2006, and have the following additional comments. Please revise future filings in response to these comments and provide us any additional information requested. Please provide us drafts of your intended revisions. Please be as detailed as necessary in your explanation. After reviewing this information, we may have additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Note 2: Business Combinations, page 79
1. Please refer to prior comments 1 and 2. We note that there were significant purchase price adjustments in 2003 related to the MidAmerica Bancorp and Area Bancshares Corporation acquisitions and in 2004 related to the First Virginia Banks, Inc. acquisition. Please revise your future filings to explain the nature of all adjustments and why they arose.


Note 3: Securities, page 83
2. Please refer to prior comment 3. In your future filings, please disclose these securities as a separate line item in all applicable investment disclosures.
3. Please refer to prior comment 4. Please tell us your prior strategy for hedging your mortgage servicing rights and how the transfer of the securities into the trading category affected that strategy. Additionally, please tell us the specific regulatory guidance you relied upon in making the reclassification. In your response, please specify if this guidance was provided specifically to BB&T or if the guidance was provided to the entire banking industry.

Note 18: Derivative Financial Instruments, page 111
4. Please refer to prior comment 5. We note in your response that you use forward starting interest rate swaps to hedge the repricing risks associated with variable-rate funding. Please tell us if you de-designate the forward starting swaps at the date they become a swap and re-designate them as part of your hedging strategy. If you do not, please tell us why. Please refer us to the technical literature you have considered.
5. Based on your response to prior comment 5, it appears you use method 2 under DIG Issue G7 in the periodic assessment of hedge effectiveness. If true, please confirm that in the future you will document that you have elected method 2 of DIG Issue G7 to assess hedge effectiveness.

*	*	*

      Please file your response to these comments within 10 business days or tell us when you will provide us with this information.
In
your response, please confirm your intent to provide the requested revisions in future filings, provide us any additional information requested and provide us drafts of your intended revisions to future filings. Please file your response on EDGAR. Please furnish a cover letter that keys your responses to our comments and that provides the additional information requested. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments and proposed future disclosures.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	You may contact Margaret Fitzgerald, Staff Accountant, at
(202)
551-3556 or me at (202) 551-3851, if you have questions regarding comments on the financial statements and related matters.


Sincerely,



Paul Cline
Senior Accountant



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Christopher L. Henson
BB&T Corporation
February 17, 2006
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